Filed Pursuant to Rule 433

Registration Statement No. 333-146260-07

Dated March 19, 2009

PECO Energy Company

Pricing Term Sheet

Issuer:	PECO Energy Company
Size:	$250 million
Maturity:	October 1, 2014
Coupon:	5.00%
Price to Public:	99.885% of face amount
Yield to Maturity:	5.024%
Spread to Benchmark Treasury:	+340 basis points
Benchmark Treasury:	1.875% due February 28, 2014
Benchmark Treasury Yield:	1.624%
Interest Payment Dates:	October 1 and April 1 of each year, commencing October 1, 2009

Redemption Provisions: Make-whole call	At any time at a discount rate of Treasury plus 50 basis points
Settlement:	March 26, 2009
CUSIP:	693304 AN7
Ratings:	A2 (Moody’s); A- (S&P); A (Fitch)
Joint Book Running Managers:	BNP Paribas Securities Corp. Loop Capital Markets, LLC Morgan Stanley & Co. Incorporated Wachovia Capital Markets, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at 1-800-854-5674, Loop Capital Markets, LLC at 1-888-294 8898, Morgan Stanley & Co. Incorporated at 1-866-718-1649 or Wachovia Capital Markets, LLC at 1-800-326-5897.

ANNEX A

CAPITALIZATION

The following table sets forth PECO Energy Company’s consolidated capitalization and short-term borrowings as of December 31, 2008, and as adjusted to give effect to the issuance and sale of the bonds. This table should be read in conjunction with PECO Energy Company’s consolidated financial statements and related notes for the year ended December 31, 2008.

	As of December 31, 2008
	Actual	Ass Adjusted
	(in millions)
Commercial paper (a)	$95	$—
Long-term debt: (b)
First mortgage bonds	1,971	2,221
Long-term debt to PETT (b)	1,124	1,124
Long-term debt to other financing trusts	184	184
Total shareholders’ equity	2,269	2,269

Total capitalization, including short-term borrowings and current maturities	$5,643	$5,798

(a)	The Company expects commercial paper borrowings or inter-company short-term borrowings used to refinance commercial paper borrowings to range between approximately $180 million and $220 million as of March 26, 2009.

(b)	Includes unamortized debt discounts. Includes current maturities of long-term debt of $319 million due to PETT.